UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                              Washington, DC 20549

                                  SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 1)*

                             CONSTELLATION 3D, INC.
                    ---------------------------------------
                                (Name of Issuer)

                                  Common Stock
                    ----------------------------------------
                         (Title of Class of Securities)

                                   210379 10 3
                    ----------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
                    ----------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule 13G is filed:

    [_]  Rule 13d-1(b)

    [ ]  Rule 13d-1(c)

    [x]  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 210379 10 3

1.       NAME OF REPORTING PERSON

         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         United European Enterprises Ltd.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)  ___

                  (b)  ___


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The Island of Nevis


               5.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   6.   Shared Voting Power:  26,119,283
Owned By
Each
Reporting      7.   Sole Dispositive Power:  -0-
Person
With
               8.   Shared Dispositive Power:  26,119,283


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,119,283


10.      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES *

         Not Applicable


11.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         51.50%


12.      TYPE OF REPORTING PERSON*

         CO

United European Enterprises Ltd. is a corporation organized under the laws of the Island of Nevis.

CUSIP NO. 210379 10 3

1.       NAME OF REPORTING PERSON

         S.S. OR IRS IDENTIFICATION NO. OF ABOVE PERSONS (entities only)

         Constellation Group Investments Inc.


2.       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

                  (a)  ___

                  (b)  ___


3.       SEC USE ONLY


4.       CITIZENSHIP OR PLACE OF ORGANIZATION

         The British Virgin Islands


               5.   Sole Voting Power:  -0-
Number of
Shares
Beneficially   6.   Shared Voting Power:  26,119,283
Owned By
Each
Reporting      7.   Sole Dispositive Power:  -0-
Person
With
               8.   Shared Dispositive Power:  26,119,283


9.       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         26,119,283

13.      CHECK THE BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
         CERTAIN SHARES *

         Not Applicable


14.      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         51.50%


15.      TYPE OF REPORTING PERSON*

         CO

Constellation Group Investments Inc. is an international business company incorporated under the laws of the British Virgin Islands.

         This statement is filed pursuant to Rule 13d-2(b) with respect to the shares of common stock, $.00001 par value (the "Common Stock") of Constellation 3D Inc. (the "Issuer"), beneficially owned by United European Enterprises Ltd. and Constellation Group Investments Inc. (collectively, the "Reporting Person") as of February 14, 2002 and amends and supplements the Reporting Person's initial Schedule 13G dated as of February 14, 2001 (the "Schedule 13G"). Except as set forth herein, the Schedule 13G remains unmodified.


Item 4-     Ownership

Item 4 is hereby amended and restated as follows:

Item 4(a)-  Amount beneficially owned:

            The Reporting Person beneficially owns 26,119,283 shares of Common Stock.

Item 4(b)-  Percent of Class:   51.50%

Item 4(c)-  Number of Shares to which the reporting person has:

      (i)   sole power to vote or to direct the vote: -0-
      (ii)  shared power to vote or to direct the vote: 26,119,283
      (iii) sole power to dispose or to direct the disposition of: -0-
      (iv)  shared power to dispose or to direct the disposition of: 26,119,283

         United European Enterprises Ltd. beneficially owns 26,119,283 shares of Common Stock of the Issuer, of which 30,000 shares are issuable to Constellation 3D Technology Limited upon the exercise of warrants that are exercisable within 60 days of December 31, 2001. The Shares represent 51.50% of the class. United European Enterprises Ltd. beneficially owns the Shares through its beneficial ownership of approximately 55.5% of the voting shares of Constellation 3D Technology Limited ("Con-Tech"), a British Virgin Islands company, that is the beneficial owner of the Shares. United European Enterprises Ltd. has the shared indirect power to vote, or to direct the vote of, and the shared indirect power to dispose, or to direct the disposition of, the Shares. United European Enterprises Ltd. indirectly controls how Constellation 3D Technology Limited votes and invests the Shares. United European Enterprises Ltd. does not have sole voting or dispositive power over the Shares.

         In a series of transactions completed on November 11, 2001, Con-Tech sold an aggregate of 1,772,800 shares of Common Stock to the general public pursuant to Rule 144.

         Pursuant to a loan agreement dated as of August 17, 2001, between Con-Tech and AJR Holdings Limited ("AJR"), Con-Tech transferred to AJR 200,000 shares of Common Stock.

         Pursuant to a loan agreement dated as of August 17, 2001, between Con-Tech and A.M.T.Y Vermogensvervaltung G.m.b.H ("AMTY"), Con-Tech transferred to AMTY 677,200 shares of Common Stock.

         Pursuant to a loan agreement dated as of August 20, 2001, between Con-Tech and Formula Ventures ("Formula"), Con-Tech transferred to Formula 350,000 shares of Common Stock.

            Pursuant to an assignment agreement dated as of November 17, 2001 (the "Assignment Agreement") between Con-Tech and TIC Target Invest Consulting LLC ("TIC") Con-Tech assigned to TIC all of its beneficial interest in 26,089,283 shares of the Issuer's common stock (the "Designated Securities"). The Assignment Agreement provides that TIC may not sell, assign or otherwise transfer ownership of such Designated Securities to anyone other than Con-Tech but may make economic use of the Designated Securities. In addition, pursuant to the Assignment Agreement, TIC granted to Con-Tech an irrevocable proxy to vote the Designated Securities in Con-Tech's discretion. The Assignment Agreement further provides that TIC shall, after the 45th business day following November 17, 2001, have the right to, and, as of November 17, 2002, have the obligation to transfer the Designated Securities back to Con-Tech (the "Reassignment"). If TIC fails to assign the Designated Securities back to Con-Tech, the Assignment Agreement provides that the TIC Loan shall be cancelled and TIC will pay to Con-Tech a cash sum pursuant to a liquidated damages clause.

Item 4-     Ownership

Item 4 is hereby amended and restated as follows:

Item 4(a)-  Amount beneficially owned:

            The Reporting Person beneficially owns 26,119,283 shares of Common Stock.

Item 4(b)-  Percent of Class:   51.50%

Item 4(c)- Number of Shares to which the reporting person has:

      (v)    sole power to vote or to direct the vote: -0-
      (vi)   shared power to vote or to direct the vote: 26,119,283
      (vii)  sole power to dispose or to direct the disposition of: -0-
      (viii) shared power to dispose or to direct the disposition of: 26,119,283

         Constellation Group Investments Inc. beneficially owns 26,119,283 shares of Common Stock of the Issuer, of which 30,000 shares are issuable to Constellation 3D Technology Limited upon the exercise of warrants that are exercisable within 60 days of December 31, 2001. The Shares represent 51.50% of the class. Constellation Group Investments Inc. owns the Shares through its beneficial ownership of 54.9% of the voting shares of United European Enterprises Ltd. United European Enterprises Ltd. beneficially owns approximately 55.5% of the voting shares of Constellation 3D Technology Limited, a British Virgin Islands company, that is the beneficial owner of the Shares. Constellation Group Investments Inc. has the shared indirect power to vote, or to direct the vote of, and the shared indirect power to dispose, or to direct the disposition of, the Shares. Constellation Group Investments Inc. indirectly controls how Constellation 3D Technology Limited votes and invests the Shares. Constellation Group Investments Inc. does not have sole voting or dispositive power over the Shares.

         In a series of transactions completed on November 11, 2001, Con-Tech sold an aggregate of 1,772,800 shares of Common Stock to the general public pursuant to Rule 144.

         Pursuant to a loan agreement dated as of August 17, 2001, between Con-Tech and AJR Holdings Limited ("AJR"), Con-Tech transferred to AJR 200,000 shares of Common Stock.

         Pursuant to a loan agreement dated as of August 17, 2001, between Con-Tech and A.M.T.Y Vermogensveraltung G.m.b.H ("AMTY"), Con-Tech transferred to AMTY 677,200 shares of Common Stock.

         Pursuant to a loan agreement dated as of August 20, 2001, between Con-Tech and Formula Ventures ("Formula"), Con-Tech transferred to Formula 350,000 shares of Common Stock.

                  Pursuant to an assignment agreement dated as of November 17, 2001 (the "Assignment Agreement") between Con-Tech and TIC Target Invest

Consulting LLC ("TIC") Con-Tech assigned to TIC all of its beneficial interest in 26,089,283 shares of the Issuer's common stock (the "Designated Securities"). The Assignment Agreement provides that TIC may not sell, assign or otherwise transfer ownership of such Designated Securities to anyone other than Con-Tech but may make economic use of the Designated Securities. In addition, pursuant to the Assignment Agreement, TIC granted to Con-Tech an irrevocable proxy to vote the Designated Securities in Con-Tech's discretion. The Assignment Agreement further provides that TIC shall, after the 45th business day following November 17, 2001, have the right to, and, as of November 17, 2002, have the obligation to transfer the Designated Securities back to Con-Tech (the "Reassignment"). If TIC fails to assign the Designated Securities back to Con-Tech, the Assignment Agreement provides that the TIC Loan shall be cancelled and TIC will pay to Con-Tech a cash sum pursuant to a liquidated damages clause.

         After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned, being the duly authorized officers of United European Enterprises Ltd. and Constellation Group Investments Inc., hereby certifies that the information set forth in this statement is true, complete and correct with respect to the company, on behalf of which such officer executes this statement.



                                        UNITED EUROPEAN ENTERPRISES LTD.


                                        By:   /s/ Lev Zaidenberg
                                        ------------------------------------

                                        Name:  Lev Zaidenberg
                                        Title: President



                                        CONSTELLATION GROUP INVESTMENTS INC.


                                        By:    /s/ Leonardo Berezowsky
                                        ------------------------------------

                                        Name:  Leonardo Berezowsky
                                        Title: Chief Operating Officer